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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 6)


                     TREATS INTERNATIONAL ENTERPRISES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                  89464M 20 2
                                 (CUSIP Number)



                SUSAN SMITH, PRESIDENT, ROYAL BANK VENTURES, INC.
           ONE RICHMOND WEST, TORONTO, ONTARIO M5H 3W4 (416-974-0574)
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                          ON OR ABOUT FEBRUARY 25, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].





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                                  SCHEDULE 13D

CUSIP No. 89464M 20 2

1.      NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

        Royal Bank of Canada and its wholly-owned subsidiaries:
        Royal Bank Ventures, Inc. and Royal Bank Capital Corporation

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]  (b) [ ]

3.      SEC USE ONLY:

4.      SOURCE OF FUNDS:
                                       WC         PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:
                                                              Canada

NUMBER OF                7.      SOLE VOTING POWER:        0
SHARES
BENEFICIALLY             8.      SHARED VOTING POWER:      0
OWNED BY
EACH                     9.      SOLE DISPOSITIVE POWER:   0
REPORTING
PERSON                  10.      SHARED DISPOSITIVE POWER: 0
WITH

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:       0

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                 0
        (See Note 3)

14.     TYPE OF REPORTING PERSON:
               BK (Royal Bank of Canada); CO (Royal Bank Ventures, Inc.); CO (Royal Bank Capital Corporation)



                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 6 ("Amendment No. 6") amends the original
Schedule 13D previously filed by Royal Bank of Canada ("RBC") and Royal Bank Capital Corporation ("RBCC"), as Reporting Persons, on June 19, 1995, as amended by Amendment No. 1 thereto filed on September 28, 1995, as amended by Amendment No. 2 thereto filed on October 30, 1995, as amended by amendment No. 3 thereto filed on July 2, 1996, as amended by Amendment No. 4 thereto filed on August 15, 1996 and as amended by Amendment No. 5 thereto filed on June 9, 1997 relating to Common Stock of Treats International Enterprises, Inc.

         Terms used in this Amendment that are defined in the original
Schedule 13D or in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 or Amendment No. 5 thereto, and not otherwise defined herein, shall have the meanings assigned to such terms in the original Schedule 13D or in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 or Amendment No. 5 thereto.

         All share amounts have been adjusted to reflect a 1-for-3 reverse stock split of the Common Shares of Issuer effective as of June 21, 1993.

         Unless indicated otherwise, all dollar ($) amounts are in United States Dollars (C$ signifies Canadian Dollars)

ITEM 4.  PURPOSE OF TRANSACTION.

         The Common Shares and Series A Preferred Shares of Issuer that are owned by Reporting Persons were previously held for sale in an orderly disposition.

         RBC is a "foreign banking corporation" under Section 211.23(b) of Title 12 of the Code of Federal Regulations. By virtue of Section 8(a) of the International Bank Act of 1978, RBC is subject to the provisions of the Bank Holding Company Act of 1956 (the "BHCA"), including Section 4 thereof, because it conducts a banking business in the United States through its branches and agencies. Under the BHCA, RBC is prohibited from owning, directly or indirectly, 5% or more of the voting securities of a U.S. nonbanking company like Issuer unless exemptive authority is available. Because the voting shares of Issuer were acquired by RBC as the result of a debt previously contracted, the exemption contained in Section 4(c)(2) of the BHCA is available to RBC with respect to the Common Shares and Preferred Shares of Issuer.




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         Except as described in the MOU among RBCC, Paul Gibson and Issuer referred to in Amendment No. 5 to this Schedule 13D, Reporting Persons does not have any plans or proposals which would result in:

         (a) The acquisition by any person of additional securities of Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of Issuer;

         (e) Any other material change in the present capitalization or dividend policy of Issuer;

         (f) Any other material change in Issuer's business or corporate structure;

         (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of Issuer by any person;

         (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

PROVIDED, HOWEVER, that Reporting Persons reserve and do not hereby release or relinquish any rights that Reporting Persons may have by law, pursuant to the charter and bylaws of Issuer, pursuant to any contract, or otherwise.

The MOU was filed with Amendment No. 5 to the Schedule 13D filed on June 9, 1997 as an Exhibit and by reference incorporated in this Item 4.

As of February 25, 2000 the Reporting Persons transferred 7,207,760 shares of the Issuer's Common Shares and 5,409,825 of the Issuer's Series A Preferred Stock (collectively the "Shares") in a sale transaction that also resulted in the settlement of litigation in which Royal Bank was a



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defendant. The litigation was in the Ontario Superior Court of Justice (Court
File No. 98-CV-6l07) and was settled as a condition precedent to the transaction. Mutual releases pertaining to these actions were also executed by the Issuer and the Reporting Persons. The Shares, along with certain debt owing to Royal Bank by the Issuer (in the amount of $1,129,562 plus accrued and unpaid interest of approximately $370,000) was purchased by one accredited Canadian investor in Ontario, Canada for C$480,000. Accordingly, the Reporting Persons have determined that the Shares were valueless. The Series A Preferred Stock was not converted into Shares of the Issuer's Common Stock prior to the sale of the Series A Preferred Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons have sold all of their shares of the Issuer's Common Stock and Series A Preferred Shares that were previously reported as beneficially owned by the Reporting Persons. As of February 25, 2000 the Reporting Persons do not beneficially own any Shares of the Issuer's outstanding Common Shares or Series A Preferred Shares.

         (b) Reporting Persons do not have any power to dispose or direct the disposition of any Common Shares of the Issuer as described in (a) above and (c) below.

         (c) As of February 25, 2000 the Reporting Persons transferred 7,207,760 shares of the Issuer's Common Shares and 5,409,825 of the Issuer's Series A Preferred Stock (collectively the "Shares") in a sale transaction that also resulted in the settlement of litigation in which RBC was a defendant. The litigation was in the Ontario Superior Court of Justice (Court File No. 98-CV-6107) and was settled as a condition precedent to the transaction. Mutual releases pertaining to these actions were also executed by the Issuer and the Reporting Persons. The Shares, along with certain debt owing to RBC by the Issuer (in the amount of $1,129,562 plus accrued and unpaid interest of approximately $370,000) was purchased by one accredited Canadian investor in Ontario, Canada for C$480,000. Accordingly, the Reporting Persons have determined that the Shares were valueless. The Series A Preferred Stock was not converted into Shares of the Issuer's Common Stock prior to the sale of the Series A Preferred Stock.

         (d) Except for the directors of Issuer (who, through their statutory powers as directors, have the right to determine if and when dividends are declared and paid), no person (other than a Reporting Person) is known by Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares that were sold by Reporting Persons as described in (c) above.



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         (e)      The Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuers Common Shares or Series A Preferred Shares on February 25, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         The following contracts, arrangements, understandings and relationship currently exist among Reporting Persons with respect to securities of Issuer:

         (a)      Power of Attorney dated April 4, 1991 from RBC to RBCC;

         (b) Agreement effective as June 15, 1995 between RBC and RBCC that this Schedule 13D (including all amendments) are filed on behalf of each of them.

         The following contracts, arrangements, understandings and relationships currently exist among Reporting Persons and other persons with respect to securities of Issuer:

         (a) Letter dated September 26, 1994 from Barrie Laver, Vice President of RBCC, to Paul Gibson, President and Chief Executive Officer of Issuer, accepted and agreed to on behalf of Issuer and Triadon, with attached Term Sheet dated September 20, 1994 (the "1994 Letter Agreement");

         (b) Certificate of Designation of Preferred Shares of Issuer filed with Secretary of State of Delaware on September 26, 1994 (the "Certificate of Designation");

         (c) MOU (undated but signed on or about April 8,1997) among RBCC, Paul Gibson and Issuer;

         The 1994 Letter Agreement, the Certificate of Designation and the MOU were filed with Amendment No. 5 to this Schedule 13D as Exhibits and by reference are incorporated in this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following written agreements, contracts, arrangements, understandings, plans and proposals were previously filed as Exhibits to this
Schedule 13D:

         (a) Letter dated September 26, 1994 from Barrie Laver, Vice President and RBCC, to Paul Gibson, President and Chief Executive Officer of Issuer, accepted and agreed to on behalf of Issuer and Triadon with attached Term Sheet dated September 20, 1994*


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         (b)      Certificate of Designation of Preferred Shares of Issuer filed with Secretary of State of Delaware on September 26, 1994*

         (c) Agreement effective as of June 15, 1995 between RBC and RBCC that this Schedule 13D (including all amendments) are filed on behalf of each of them**

         (d) MOU (undated but signed on or about April 8,1997) among RBCC, Paul Gibson and Issuer***


-------------
*    Filed on June 19, 1995 with the original Schedule 13D.

**   Filed on September 28, 1995 with Amendment No. 1 to this Schedule 13D.

***  Filed on June 9, 1997 with Amendment No. 5 to this Schedule 13D.


NOTES:

         1. Pursuant to the Certificate of Designation establishing the designation, preferences and rights for the Series A Preferred Shares of Issuer, the Series A Preferred Shares were convertible, at the option of the holder, in whole or in part, into Common Shares of Issuer as provided in the Certificate of Designation.

         2. Pursuant to the Certificate of Designation establishing the designation, preferences and rights for Series A Preferred Shares of Issuer, the Series A Preferred Shares carry a cumulative 5.5% cash dividend payable quarterly in arrears (dividends accrue at the rate of $37,191 per quarter). At the option of the holder of Series A Preferred Shares, a dividend may be paid in the form of Common Shares of Issuer, with the number of Common Shares to be issued being based upon the weighted average trading price for Common Shares of Issuer for the previous 30 trading days (from the dividend date) and using the average exchange rate for the period. It was agreed that the first dividend will be payable in cash. As of February 25, 2000, the accrued dividends totaled $1,163,000.






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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2000

                                              ROYAL BANK OF CANADA

                                              /s/ Peter Gray-Donald
                                              ----------------------------
                                              Name:   Peter Gray-Donald
                                              Title: Manager, Business Banking




                                              ROYAL BANK VENTURES, INC.

                                              /s/ Susan Smith
                                              ---------------------------
                                              Name: Susan Smith
                                              Title: President



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